Mail Stop 4-7


      June 17, 2005


Via U.S. Mail and Fax
Michael Siemens
Executive Vice President and COO
A4S Security, Inc.
489 N. Denver Avenue
Loveland, CO 80537


	Re:	A4S Security, Inc.
		Amendment No. 1 to the Form SB-2
		Filed June 3, 2005
		File No. 333-124238


Dear Mr. Siemens:

      We have reviewed your filing and your June 3, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If
you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the First Amendment to the Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


First Amendment to the Form SB-2
 General

1. We note that you have included the resale registration of
194,471
shares underlying bridge warrants. However, because this transaction is unrelated to your initial public offering, the resale offering should be registered in a separate registration statement. Please revise accordingly.

Draft Exhibit 5.1

2. Please revise the draft legal opinion to include counsel`s opinion that the options and warrants are binding obligations of the company under the applicable state law. In addition, tell us in your response letter the significance of the assumption that "as to certain matters we have relied upon certificates and advice from various state authorities and public officials, and we have assumed the accuracy of the material and the factual matters contained herein." Explain why it is appropriate for counsel not to independently verify this information.

Executive Compensation, page 41

Compensation of Directors, page 43

3. Please disclose the amount of options granted to each director under the "Compensation of Directors" heading, instead of referring to the disclosure of the option grants in other sections of your prospectus.

*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Walz, Staff Accountant, at (202) 551-
3358
or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at
(202) 551-3366 or me at (202) 551-3810 with any other questions.


								Sincerely,


								Larry Spirgel
								Assistant Director






cc:	Robert M. Bearman, Esq.
	Marci M. Fulton, Esq.
	Patton Boggs LLP
	Via Facsimile: (303) 894-9239






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Mr. Michael Siemens
A4S Security, Inc.
June 17, 2005
Page 1